EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

DUAL DIRECTION SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

This Rider is effective immediately.

PERFORMANCE CAP RATE: In certain situations, depending on the performance of the Index, your Segment Rate of Return may exceed the Performance Cap Rate as shown in Row 2 of the table below in Section [2.01(n)].

The following is added to the definition of Segment Rate of Return:

SECTION [2.01(n)] SEGMENT RATE OF RETURN

For the Dual Direction Segment Option, your Segment Rate of Return is determined as follows:

If the Index Performance Rate multiplied by the Participation Rate:	Then the Segment Rate of Return applicable to your Dual Direction Segment will be:

Is greater than the Performance Cap Rate	Equal to the Performance Cap Rate[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected.]

Is between the Performance Cap Rate and Segment Buffer, inclusive of both	Equal to the absolute value* of the Index Performance Rate multiplied by the Participation Rate[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected].

Is less than the Segment Buffer	Negative, to the extent the percentage decline exceeds the Segment Buffer[, minus the Return of Premium Death Benefit (“ROP DB”) Rider Charge cumulative percentage described in Section III of the ROP DB Rider if the ROP DB Rider is elected.]

* For purposes of the Segment Rate of Return calculation, the “absolute value” of the Index Performance Rate is the Index Performance Rate without regard to its mathematical sign (positive or negative).

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The following is added to the Segment Interim Value section:

SECTION [2.04] SEGMENT INTERIM VALUE

For the Dual Direction Segment Option, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing several different hypothetical options: (1) buying an At-the-Money Call Option, (2) selling an Out-of-the-Money Call Option, (3) buying an At-the-Money Put Option, (4) selling two Out-of-the-Money Put Options, and (5) selling an Out-of-the-Money Binary Put Option.

At-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date.

Out-of-the-Money Call Option gives the right to buy the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date increased by the Performance Cap Rate.

At-the-Money Put Option gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date.

Out-of-the-Money Binary Put Option is an option to receive the absolute value of the Segment Buffer multiplied by the Segment Investment on the scheduled Segment Maturity Date if the Index price on the Segment Maturity Date is lower than on the Segment Start Date decreased by Segment Buffer.

Out-of-the-Money Put Option gives the right to sell the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the Index price on the Segment Start Date decreased by the Segment Buffer.

RIDER CHARGE

There is no charge for this Rider.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[
Mark Pearson, Chief Executive Officer]	José Ramón González Chief Legal Officer and Secretary]

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